Exhibit 99.1

Company Contacts: Katia Fontana Vice President and Chief Financial Officer (514) 397-2592

For all press and media inquiries, please contact:

OverCat Communications Audrey Hyams Romoff, ahr@overcat.com, (647) 223-9970 Chelsea Brooks, cb@overcat.com, (289) 221-6006

BIRKS GROUP REPORTS MID-YEAR FISCAL 2024 RESULTS

The Company delivered a 9.7% increase in sales during the period compared to the same prior year period.

Montreal, Quebec. November 30, 2023 - Birks Group Inc. (the “Company” or “Birks Group”) (NYSE American: BGI), today reported its financial results for the twenty-six week period ended September 23, 2023.

Highlights

All figures presented herein are in Canadian dollars.

In the twenty-six week period ended September 23, 2023, the Company delivered year-over-year sales growth of 9.7%, comparable store sales growth of 4.3%, gross profit growth of 6.5%, and reported a positive operating income.

In the twenty-six week period ended September 23, 2023, the Company achieved net sales of $87.8 million, an increase of $7.8 million, or 9.7%, from the comparable period in fiscal 2023. The Company also achieved gross profit of $36.1 million for the twenty-six week period ended September 23, 2023, an increase of $2.2 million, or 6.5%, compared to the same period in fiscal 2023. The increase in sales and gross profit is driven primarily from the retail sector where third-party branded watches and jewelry outperformed the same prior year period. Gross profit as a percentage of sales was 41.1%, a decrease of 120 basis points from the gross profit as a percentage of sales of 42.3% in the twenty-six week period ended September 24, 2022 as a result of the sales mix favoring high-end third-party brands.

Mr. Jean-Christophe Bédos, President and Chief Executive Officer of Birks Group, commented: “We are pleased with our performance in the first half of fiscal 2024. Our product offerings, particularly our third-party branded watches and jewelry, have demonstrated their strength by outperforming the same period last year. We are pleased with the renovation projects that were undertaken in the last year, at our Chinook and Laval stores. They have shown higher sales post opening which also contributed to our increase in sales year-over-year.”

Mr. Bédos further commented: “Our sales growth during an uncertain macroeconomic environment was largely due to the hard work and dedication of our teams.”

Financial overview for the twenty-six week period ended September 23, 2023:

•

Total net sales for the twenty-six week period ended September 23, 2023 were $87.8 million compared to $80.0 million in the twenty-six week period ended September 24, 2022, an increase of $7.8 million or 9.7%. This sales increase is attributable primarily to the increase in sales of both branded watches and branded jewelry;

•

Comparable store sales increased by 4.3% during the twenty-six week period ended September 23, 2023 compared to the twenty-six week period ended September 24, 2022. The increase in comparable store sales is mainly attributable to the performance of both branded watches, branded jewelry, as well as Brinkhaus’ jewelry sales outperforming sales for the comparable period last year. Branded jewelry and branded timepiece products benefitted from the Company’s continuously improving 3rd party brand portfolio and client offering;

•

Total gross profit was $36.1 million, or 41.1% of net sales, for the twenty-six week period ended September 23, 2023 compared to $33.9 million, or 42.3% of net sales for the twenty-six week period ended September 24, 2022. This increase in gross profit is attributable mainly to an increase in the volume of sales, specifically in branded watches and branded jewelry. This increase is partially offset by a decrease in gross margin of 120 basis points. The decrease of 120 basis points in gross margin percentage was related to the difference in product mix favoring third-party branded watches and jewelry, as well as a lower foreign exchange gain experienced in the period;

•

SG&A expenses in the twenty-six week period ended September 23, 2023 were $32.5 million, or 37.0% of net sales, compared to $31.9 million, or 39.9% of net sales in the twenty-six week period ended September 24, 2022, an increase of $0.6 million. The drivers of the increase in SG&A expenses in the period include higher general operating and variable costs ($1.2 million) driven by higher credit card fees due to the increase in sales as well as an increase in security costs related to stores being open for longer hours. Compensation costs also increased ($0.3 million) driven by the increase in sales as well as occupancy costs ($0.3 million) related to inflation. These increases are partially offset by lower stock-based compensation ($1.2 million) in part related to the grant of stock-based compensation in September 2022 that did not reoccur in September 2023, as well as recent market dynamics and foreign exchange fluctuations. As a percentage of sales, SG&A expenses in the twenty-six week period ended September 23, 2023 have decreased by 290 basis points as compared to the twenty-six week period ended September 24, 2022.

•

The Company recognized a net loss for the twenty-six week period ended September 23, 2023 of $1.5 million, or ($0.08) per share, compared to a net loss for the twenty-six week period ended September 24, 2022 of $2.0 million, or $(0.11) per share.

•

The Company’s EBITDA (1) for twenty-six week period ended September 23, 2023 was $5.0 million, an increase of $2.1 million, compared to EBITDA(1) of $2.9 million for the twenty-six week period ended September 24, 2022; and

•

The Company reported operating income of $0.5 million for the twenty-six week period ended September 23, 2023, an increase of $1.2 million, compared to a reported operating loss of $0.7 million in the twenty-six week period ended September 24, 2022; and

(1)	This is a non-GAAP financial measure defined below under “Non-GAAP Measures” and accompanied by a reconciliation to the most directly comparable GAAP financial measure.

About Birks Group Inc.

Birks Group is a leading designer of fine jewelry, and operator of luxury jewelry, timepieces and gifts retail stores in Canada. The Company operates 21 stores under the Maison Birks brand in most major metropolitan markets in Canada, one retail location in Calgary under the Brinkhaus brand, one retail location in Vancouver operated under the Graff brand, one location in Vancouver under the Patek Philippe brand, and one retail location in Laval under the Breitling brand. Birks fine jewelry collections are also available through select SAKS Fifth Avenue stores in Canada and the U.S., select Mappin & Webb and Goldsmiths locations in the United Kingdom, in Mayors stores in the United States, in W. Kruk stores in Poland as well as several jewelry retailers across North America. Birks was founded in 1879 and has become Canada’s premier retailer and designer of fine jewelry, timepieces and gifts. Additional information can be found on Birks’ web site, www.birks.com.

NON-GAAP MEASURES

The Company reports financial information in accordance with U.S. Generally Accepted Accounting Principles (“U.S. GAAP”). The Company’s performance is monitored and evaluated using various sales and earnings measures that are adjusted to include or exclude amounts from the most directly comparable GAAP measure (“non-GAAP measures”). The Company presents such non-GAAP measures in reporting its financial results to assist in business decision making and to provide key performance information to senior management. The Company believes that this additional information provided to investors and other external stakeholders will allow them to evaluate the Company’s operating results using the same financial measures and metrics used by the Company in evaluating performance. The Company does not, nor does it suggest that investors and other external stakeholders should, consider non-GAAP measures in isolation from, or as a substitute for, financial information prepared in accordance with U.S. GAAP. These non-GAAP measures may not be comparable to similarly-titled measures presented by other companies. In addition to our results determined in accordance with U.S. GAAP, we use non-GAAP measures including “EBITDA“.

EBITDA

“EBITDA” is defined as net income (loss) from continuing operations before interest expense and other financing costs, income taxes expense (recovery) and depreciation and amortization.

EBITDA

	For the twenty-six week period ended
	September 23, 2023	September 24, 2022
Net (loss) income (U.S. GAAP measure)	(1,482)	(1,996)
as a % of net sales	-1.7%	-2.5%
Add the impact of:
Interest expense and other financing costs	3,350	2,266
Depreciation and amortization	3,089	2,620

EBITDA (non-GAAP measure)	$4,957	$2,890

as a % of net sales	5.6%	3.6%

Forward Looking Statements

This press release contains forward- looking statements which can be identified by their use of words like “plans,” “expects,” “believes,” “will,” “anticipates,” “intends,” “projects,” “estimates,” “could,” “would,” “may,” “planned,” “goal”, “continue”, “strategy” and other words of similar meaning. All statements that address expectations, possibilities or projections about the future are forward looking statements, including without limitation, statements about anticipated economic conditions, generation of shareholder value, our strategies for growth, performance drivers, expansion plans, sources or adequacy of capital, expenditures, financial results and initiatives that are part of our long-term strategic objectives to drive sales.

Because such statements include various risks and uncertainties, actual results might differ materially from those projected in the forward- looking statements and no assurance can be given that the Company will meet the results projected in the forward-looking statements. These risks and uncertainties include, but are not limited to the following: (i) a decline in consumer spending or deterioration in consumer financial position; (ii) economic, political and market conditions, including the economies of Canada and the U.S., which could adversely affect the Company’s business, operating results or financial condition, including its revenue and profitability, through the impact of changes in the real estate markets, changes in the equity markets and decreases in consumer confidence and the related changes in consumer spending patterns, the impact on store traffic, tourism and sales; (iii) the impact of fluctuations in foreign exchange rates, increases in commodity prices and borrowing costs and their related impact on the Company’s costs and expenses; (iv) the Company’s ability to maintain and obtain sufficient sources of liquidity to fund its operations, to achieve planned sales, gross margin and net income, to keep costs low, to implement its business strategy, maintain relationships with its primary vendors, to source raw materials, to mitigate fluctuations in the availability and prices of the Company’s merchandise, to compete with other jewelers, to succeed in its marketing initiatives (including with respect to Birks branded products), and to have a successful customer service program; and (v) the Company’s plan to evaluate the productivity of existing stores, close unproductive stores and open new stores in new prime retail locations, and invest in its website and e-commerce platform; (vi) the Company’s ability to execute its strategic vision; and (vii) the Company’s ability to invest in and finance capital expenditures.

Information concerning factors that could cause actual results to differ materially is set forth under the captions “Risk Factors” and “Operating and Financial Review and Prospects” and elsewhere in the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 22, 2023 and subsequent filings with the Securities and Exchange Commission. The Company undertakes no obligation to update or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this statement or to reflect the occurrence of unanticipated events, except as required by law.

BIRKS GROUP INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS – UNAUDITED

(In thousands, except per share amounts)

	26 weeks ended	26 weeks ended
	September 23, 2023	September 24, 2022
Net sales	$87,817	$80,040
Cost of sales	51,750	46,170

Gross profit	36,067	33,870
Selling, general and administrative expenses	32,483	31,923
Depreciation and amortization	3,089	2,620

Total operating expenses	35,572	34,543

Operating (loss) income	495	(673)

Interest and other financial costs	3,350	2,266

(Loss) income before taxes and equity in earnings of joint venture	(2,855)	(2,939)
Income taxes (benefits)	—	—
Equity in earnings of joint venture, net of taxes	1,373	943

Net (loss) income	(1,482)	(1,996)

Weighted average common shares outstanding
Basic	18,953	18,627
Diluted	18,953	18,627
Net (loss) income per common share
Basic	$(0.08)	$(0.11)
Diluted	$(0.08)	$(0.11)

BIRKS GROUP INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands)

	September 23, 2023	March 25, 2023
Assets
Current Assets
Cash and cash equivalents	$1,991	$1,262
Accounts receivable and other receivables	9,021	11,377
Inventories	92,025	88,357
Prepaid expenses and other current assets	2,766	2,694

Total current assets	105,803	103,690
Long-term receivables	1,515	2,000
Equity investment in joint venture	3,330	1,957
Property and equipment	26,446	26,837
Operating lease right-of-use asset	52,640	55,498
Intangible assets and other assets	7,566	6,999

Total non-current assets	91,497	93,291

Total assets	$197,300	$196,981

Liabilities and Stockholders’ Equity
Current liabilities
Bank indebtedness	$59,826	$57,890
Accounts payable	38,564	37,645
Accrued liabilities	5,866	7,631
Current portion of long-term debt	4,027	2,133
Current portion of operating lease liabilities	6,580	6,758

Total current liabilities	114,863	112,057
Long-term debt	23,203	22,180
Long-term portion of operating lease liabilities	59,570	62,989
Other long-term liabilities	1,695	358

Total long-term liabilities Stockholders’ equity:	84,468	85,527
Class A common stock – no par value, unlimited shares authorized, issued and outstanding 11,012,999 (10,795,443 as of March 26, 2022)	40,674	39,019
Class B common stock – no par value, unlimited shares authorized, issued and outstanding 7,717,970	57,755	57,755
Preferred stock – no par value, Unlimited shares authorized, none issued	—	—
Additional paid-in capital	21,876	23,504
Accumulated deficit	(122,377)	(120,845)
Accumulated other comprehensive loss	(9)	(36)

Total stockholders’ deficiency	(2,031)	(603)

Total liabilities and stockholders’ deficiency	$197,300	$196,981